USCF ETF TRUST

FORM OF DISTRIBUTION AND SERVICE PLAN

1.      The Trust. USCF ETF Trust (the “Trust”) is an open-end management investment company registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”), and organized as a series trust (each such series identified on Schedule A, is referred to herein as a “Fund” and collectively, the “Funds”).

2.      The Plan. The Trust desires to adopt a plan of distribution pursuant to Rule 12b-1 under the 1940 Act with respect to the shares of beneficial interest (“shares”) of each Fund, and the Board of Trustees of the Trust (the “Board of Trustees”) has determined that there is a reasonable likelihood that adoption of this Distribution and Service Plan (the “Plan”) will benefit such Fund (the “Designated Fund”) and its holders of shares. Accordingly, each Designated Fund hereby adopts this Plan in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions (capitalized terms not otherwise defined herein have the meanings assigned thereto in the Designated Fund’s registration statement under the 1940 Act and under the Securities Act of 1933, as amended, as such registration statement is amended or modified by any amendments or supplements thereto at the time in effect).

3.      The Distributor. The Trust has entered into a written Distribution Agreement with ALPS Distributors, Inc. (the “Distributor”), pursuant to which the Distributor will act as the exclusive distributor with respect to the creation and distribution of creation unit size aggregations of shares as described in each Designated Fund’s registration statement (“Creation Units”).

4.      Payments.

(a)                Each Fund may pay the Distributor a monthly fee not to exceed 0.25% per annum of that Fund’s average daily net assets to reimburse the Distributor for actual amounts expended to finance any activity primarily intended to result in the sale of shares of such Fund or the provision of investor services, including but not limited to (i) delivering copies of the Trust’s then-current prospectus to prospective purchasers of such Creation Units; (ii) marketing and promotional services including advertising; (iii) facilitating communications with beneficial owners of shares; and (iv) such other services and obligations as are set forth in the Distribution Agreement. Such payments shall be made within fifteen (15) calendar days of the end of each calendar month. The determination of daily net assets shall computed in the manner specified in the then current Prospectus for the determination of the net asset value of shares.

(b)               Distribution expenses incurred in any one year in excess of 0.25% of the Fund’s average daily net assets may be reimbursed in subsequent years subject to the annual 0.25% limit and subject further to the approval of the Board of Trustees including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act) (the “Independent Trustees”) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to this Plan.

(c)                The Distributor may use all or any portion of the amount received pursuant to this Plan to compensate securities dealers or other persons that are Authorized Participants for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services, pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under paragraph 4(a) hereof.

5.      Effective Date. This Plan shall become effective upon approval by a vote of both a majority of the Board of Trustees and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan.

6.      Term. This Plan shall, unless terminated as hereinafter provided, remain in effect with respect to each Designated Fund for one year from its effective date and shall continue thereafter, provided that its continuance is specifically approved at least annually by a vote of both a majority of the Board of Trustees and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan.

7.      Amendment. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to increase materially the amount to be spent for the services provided for in paragraph 4 hereof shall be effective only upon approval by a vote of a majority of the outstanding voting securities (as such term is defined in the 1940 Act) of that Designated Fund, and (b) any material amendment of this Plan shall be effective only upon approval by a vote of both a majority of the Board of Trustees and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such amendment.

8.      Termination. This Plan may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities (as such term is defined in the 1940 Act) of that Designated Fund. In the event of termination or non-continuance of this Plan, the Trust may reimburse any expense, which it incurred prior to such termination or non-continuance, provided that such reimbursement is specifically approved by both a majority of the Board of Trustees and a majority of the Independent Trustees.

9.      Assignment. This Plan will not be terminated by an assignment; however, an assignment will terminate any agreement under this Plan involving any such assignment.

10.  Reports. While this Plan is in effect, the Distributor shall provide to the Board of Trustees, and the Board of Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.

11.   Records. The Trust shall preserve copies of this Plan, each agreement related hereto and each report referred to in paragraph 10 hereof for a period of at least six years from the date of the Plan, agreement, or report, and the first two years of such period the respective documents shall be held in an easily accessible place.

12.   Independent Trustees. While this Plan is in effect, the selection and nomination of Independent Trustees shall be committed to the discretion of the Independent Trustees.

13.   Severability. If any provision of the Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

USCF ETF Trust

SCHEDULE A

FUND	DATE PLAN ADOPTED
USCF Restaurant Leaders Fund	October 13, 2016